                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 7)*

                    Under the Securities Exchange Act of 1934

                               Motient Corporation

--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    619908304
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                           Patrick H. Daugherty, Esq.
                        Highland Capital Management, L.P.
                               Two Galleria Tower
                           13455 Noel Road, Suite 1300
                               Dallas, Texas 75240
                                 (972) 628-4100
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 October 7, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  619908304                                               Page 2 of 17
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Prospect Street High Income Portfolio, Inc.
      04-3028343
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Maryland
--------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER
          NUMBER OF
           SHARES                           1,155,224
                             ---------------------------------------------------
                                  8      SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                          0
                             ---------------------------------------------------
                                  9      SOLE DISPOSITIVE POWER
            EACH
          REPORTING                         1,155,224
                             ---------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
           PERSON
            WITH                            0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,155,224
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

           CO/IV
--------------------------------------------------------------------------------

CUSIP No.  619908304                                               Page 3 of 17
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prospect Street Income Shares Inc.
           36-2765811
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

                      WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Maryland
--------------------------------------------------------------------------------
                                   7     SOLE VOTING POWER
          NUMBER OF
           SHARES                            111,940
                                   ---------------------------------------------
                                   8     SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                           0
                                   ---------------------------------------------
                                   9     SOLE DISPOSITIVE POWER
            EACH
          REPORTING                          111,940
                                   ---------------------------------------------
                                   10    SHARED DISPOSITIVE POWER
           PERSON
            WITH                             0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           111,940
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

           CO/IV
--------------------------------------------------------------------------------

CUSIP No.  619908304                                               Page 4 of 17
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Highland Legacy Limited

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]


--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------------------------------------------------------------------
                                   7     SOLE VOTING POWER
          NUMBER OF
           SHARES                            223,880
                                  ----------------------------------------------
                                   8     SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                           0
                                  ----------------------------------------------
                                   9     SOLE DISPOSITIVE POWER
            EACH
          REPORTING                          223,880
                                  ----------------------------------------------
                                  10     SHARED DISPOSITIVE POWER
           PERSON
            WITH                             0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           223,880
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

           OO
--------------------------------------------------------------------------------

CUSIP No.  619908304                                               Page 5 of 17
--------------------------------------------------------------------------------

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Highland Crusader Offshore Partners, L.P.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Bermuda
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
          NUMBER OF
           SHARES                                 5,352,497
                                   ---------------------------------------------
                                    8      SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                                0
                                   ---------------------------------------------
                                    9      SOLE DISPOSITIVE POWER
            EACH
          REPORTING                               5,352,497
                                   ---------------------------------------------
                                   10      SHARED DISPOSITIVE POWER
           PERSON
            WITH                                  0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,352,497
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------

CUSIP No.  619908304                                               Page 6 of 17
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           PAMCO Cayman, Limited

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                              223,880
                                    --------------------------------------------
                                      8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                             0
                                    --------------------------------------------
                                      9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                             223,880
                                    --------------------------------------------
                                     10      SHARED DISPOSITIVE POWER
             PERSON
              WITH                               0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           223,880
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

           OO
--------------------------------------------------------------------------------

CUSIP No.  619908304                                               Page 7 of 17
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Highland Equity Focus Fund, L.P.
           46-0491961
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                7      SOLE VOTING POWER
            NUMBER OF
             SHARES                        1,518,779
                              --------------------------------------------------
                                8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                       0
                              --------------------------------------------------
                                9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                       1,518,779
                              --------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
             PERSON
              WITH                         0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,518,779
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------

CUSIP No.  619908304                                               Page 8 of 17
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Highland Select Equity Fund, L.P.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                              119,283
                                     -------------------------------------------
                                      8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                             0
                                     -------------------------------------------
                                      9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                             119,283
                                     -------------------------------------------
                                     10      SHARED DISPOSITIVE POWER
             PERSON
              WITH                               0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           119,283
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------

CUSIP No.  619908304                                               Page 9 of 17
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Highland Capital Management Services, Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                   182,748
                                    --------------------------------------------
                                      8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
                                    --------------------------------------------
                                      9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                                  182,748
                                    --------------------------------------------
                                     10      SHARED DISPOSITIVE POWER
             PERSON
              WITH                                    0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           182,748
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

CUSIP No.  619908304                                               Page 10 of 17
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Highland Capital Management, L.P.
           75-2716725
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

           AF/WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER
          NUMBER OF
           SHARES                                  8,822,764
                                  ----------------------------------------------
                                    8      SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                                  0
                                  ----------------------------------------------
                                    9      SOLE DISPOSITIVE POWER
            EACH
          REPORTING                                 8,822,764
                                  ----------------------------------------------
                                   10      SHARED DISPOSITIVE POWER
           PERSON
            WITH                                       0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,822,764
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

           IA/PN
--------------------------------------------------------------------------------

CUSIP No.  619908304                                               Page 11 of 17
--------------------------------------------------------------------------------

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Strand Advisors, Inc.
           95-4440863
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

           AF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER
          NUMBER OF
           SHARES                             8,822,764
                                 -----------------------------------------------
                                   8      SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                            0
                                 -----------------------------------------------
                                   9      SOLE DISPOSITIVE POWER
            EACH
          REPORTING                           8,822,764
                                 -----------------------------------------------
                                  10      SHARED DISPOSITIVE POWER
           PERSON
            WITH                              0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,822,764
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

CUSIP No.  619908304                                               Page 12 of 17
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           James Dondero

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

           AF/PF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                                   7   SOLE VOTING POWER
          NUMBER OF
           SHARES                           9,024,326
                                  ----------------------------------------------
                                   8   SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                          0
                                  ----------------------------------------------
                                   9   SOLE DISPOSITIVE POWER
            EACH
          REPORTING                         9,024,326
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
           PERSON
            WITH                            0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,024,326
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

         This Amendment No. 7 to Schedule 13D amends and supplements the
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on June 10, 2002, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 20, 2003, Amendment No. 2 to Schedule 13D filed with the Commission on July 12, 2004, Amendment No. 3 to Schedule 13D filed with the Commission on November 16, 2004, Amendment No. 4 to Schedule 13D filed with the Commission on April 19, 2005, Amendment No. 5 to Schedule 13D filed with the Commission on September 7, 2005 and Amendment No. 6 to Schedule 13D filed with the Commission on September 29, 2005 (as amended, the "Schedule 13D"). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 is hereby supplemented as follows:

         On October 4, 2005, Mr. James D. Dondero, a member of the Board of Directors of the Company, whose principal business is serving as the President of Highland Capital, sent the attached e-mail to the Board of Directors of the Company and the other members thereof, expressing his concern regarding certain actions taken by the Board at its meeting held on October 3, 2005. A copy of this e-mail is attached hereto as Exhibit 7.

         On October 6, 2005, representatives of Highland Capital made a presentation to Motient's Executive Committee regarding the proposed transaction recently announced by Motient whereby the ownership of Mobile Satellite Ventures LP ("MSV") and TerreStar Networks Inc. ("TerreStar") would be consolidated within Motient through a series of transactions, including the issuance of additional shares of common stock of Motient in exchange for interests held by limited and general partners in MSV and certain shareholders in TerreStar and a subsequent spin-off of the stock in TerreStar. The representatives of Highland Capital pointed out various valuation issues relating to the transaction and questioned the motivation for this transaction and whether this transaction was fair to all of the stockholders of Motient. These representatives also advised the Executive Committee that The Brattle Group, an economic consulting firm, had been hired to provide a third-party valuation of certain assets subject to the proposed transaction (the "Brattle Report"). In connection with this report and based on The Brattle Group's valuation findings, The Battle Group concluded that the economics of the proposed transaction favored the non-Motient owners of MSV and not the Motient stockholders. A copy of portions of the presentation made by Highland Capital to the Executive Committee is attached hereto as Exhibit 8 and is incorporated herein by reference, and a copy of the Brattle Report is attached hereto as Exhibit 9 and is incorporated herein by reference.

          On October 7, 2005, a class action lawsuit was filed in the Court of Chancery of the State of Delaware in and for New Castle County to enjoin the proposed exchange offer (the "Exchange Offer") by Motient, pursuant to which Motient is seeking to exchange its Series B Cumulative Convertible Preferred Stock (the "Series B Preferred") for outstanding shares of Series A Cumulative Convertible Preferred Stock of Motient (the "Series A Preferred"). The Exchange Offer was commenced on September 27, 2005. This action was brought against Motient and certain of its officers and directors (collectively, the "Class Action Defendants"), on behalf of certain of the Reporting Persons and all similarly situated holders of the Series A Preferred. The class action alleges, among other things, that the Class Action Defendants: (i) breached their fiduciary duties in connection with the Exchange Offer by structuring the Exchange Offer so that it is coercive, by failing to disclose certain information and by disclosing misleading information related to the Exchange Offer; and (ii) made material misrepresentations and omissions in the disclosures associated with the Exchange Offer which make it impossible for the holders of the Series A Preferred to compare the value of the Series A Preferred to the Series B Preferred. A copy of the class action complaint is attached hereto as Exhibit 10 and is incorporated herein by reference.

          In response to the foregoing actions, among others, the Reporting Persons are considering various plans or proposals which relate to or could result in the transactions or changes contemplated by Items 4(a) through 4(j) of
Schedule 13D. Such plans or proposals could include acquisitions of additional shares in the open market or otherwise and potentially seeking possible changes in the present Board of Directors and management of the Company. In the interim and prior to formulating any definitive plan or proposal, the Reporting Persons may communicate with other stockholders regarding their concerns about the actions taken by the Company and its management.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended and supplemented as follows:

         Exhibit 7 E-mail from James D. Dondero to the Board of Directors of Motient Corporation, dated October 4, 2005.

         Exhibit 8 Portions of Presentation made by Highland Capital Management, L.P. to the Executive Committee of Motient Corporation, dated October 6, 2005.

         Exhibit 9         Letter Report of The Brattle Group, dated October 5,
                           2005.

         Exhibit 10 Class Action Complaint, filed in the Court of Chancery of the State of Delaware in and for New Castle County, styled as Highland Crusader Offshore Partners, L.P.; Highland Equity Focus Fund, L.P.; Highland Capital Management, L.P.; and Highland Capital Management Services, Inc., on behalf of themselves and all those similarly situated, vs. Motient Corporation; Steven G. Singer; Gerald S. Kittner; Barry A. Williamson; Raymond L. Steele; C. Gerald Goldsmith; and Jonelle St. John.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2005
                               HIGHLAND CAPITAL MANAGEMENT, L.P.

                               By:    Strand Advisors, Inc., its general partner

                                      By:       /s/ James Dondero
                                               ---------------------------------
                                      Name:    James Dondero
                                      Title:   President

                               STRAND ADVISORS, INC.

                               By:       /s/ James Dondero
                                        ----------------------------------------
                               Name:    James Dondero
                               Title:   President

                                /s/ James Dondero
                               -------------------------------------------------
                               JAMES DONDERO

                               PROSPECT STREET HIGH INCOME PORTFOLIO, INC.

                               By:       /s/ James Dondero
                                        ----------------------------------------
                               Name:    James Dondero
                               Title:   President

                               PROSPECT STREET INCOME SHARES INC.

                               By:       /s/ James Dondero
                                        ----------------------------------------
                               Name:    James Dondero
                               Title:   President

                               HIGHLAND LEGACY LIMITED

                               By:    Highland Capital Management, L.P.,
                                      its collateral manager

                               By:    Strand Advisors, Inc., its general partner

                                      By:       /s/ James Dondero
                                               ---------------------------------
                                      Name:    James Dondero
                                      Title:   President

                               HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

                               By:    Highland Capital Management, L.P.,
                                      its general partner

                               By:    Strand Advisors, Inc., its general partner

                                      By:       /s/ James Dondero
                                               ---------------------------------
                                      Name:    James Dondero
                                      Title:   President

                               PAMCO CAYMAN, LIMITED

                               By:    Highland Capital Management, L.P.,
                                      its collateral manager

                               By:    Strand Advisors, Inc., its general partner

                                      By:        /s/ James Dondero
                                               ---------------------------------
                                      Name:    James Dondero
                                      Title:   President

                               HIGHLAND EQUITY FOCUS FUND, L.P.

                               By:    Highland Capital Management, L.P.,
                                      its general partner

                               By:    Strand Advisors, Inc., its general partner

                                      By:        /s/ James Dondero
                                               ---------------------------------
                                      Name:    James Dondero
                                      Title:   President

                               HIGHLAND SELECT EQUITY FUND, L.P.

                               By:    Highland Capital Management, L.P.,
                                      its general partner

                               By:    Strand Advisors, Inc., its general partner

                                      By:        /s/ James Dondero
                                               ---------------------------------
                                      Name:    James Dondero
                                      Title:   President

                               HIGHLAND CAPITAL MANAGEMENT SERVICES, INC.

                               By:        /s/ James Dondero
                                        ----------------------------------------
                               Name:    James Dondero
                               Title:   President

                                   APPENDIX I

         The name of each director and officer of HCM Services, Strand, Prospect Portfolio and Prospect Shares is set forth below. Unless otherwise indicated, the business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240. Each person identified below is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

                                                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                       NAME                                             AND BUSINESS ADDRESS (IF APPLICABLE)
----------------------------------------------------       ----------------------------------------------------------------
HIGHLAND CAPITAL MANAGEMENT SERVICES, INC.
James D. Dondero, Director                                 President
Mark K. Okada, Director                                    Executive Vice President
Patrick H. Daugherty                                       Secretary
Todd A. Travers                                            Assistant Secretary
J. Kevin Ciavarra                                          Assistant Secretary
David Lancelot                                             Treasurer
Chad Schramek                                              Treasurer

STRAND ADVISORS, INC.
James D. Dondero, Director                                 President
Mark K. Okada                                              Executive Vice President
R. Joseph Daugherty                                        Vice President
Todd A. Travers                                            Secretary
J. Kevin Ciavarra                                          Assistant Secretary
Chad Schramek                                              Treasurer

PROSPECT STREET HIGH INCOME PORTFOLIO, INC. AND PROSPECT STREET INCOME SHARES INC.
----------------------------------------------------------------------------------

James D. Dondero, Director                                 President
Mark K. Okada                                              Executive Vice President
R. Joseph Daugherty, Director                              Senior Vice President
M. Jason Blackburn                                         Secretary and Treasurer
Michael S. Minces                                          Chief Compliance Officer
                                                           Associate Provost for Graduate Education of the Pennsylvania
Timothy K. Hui, Director                                   Biblical University, 48 Willow Green Drive, Churchville,
                                                           Pennsylvania 18966
Scott F. Kavanaugh, Director                               Private investments
James F. Leary, Director                                   Managing Director of Benefit Capital Southwest, Inc., 2006
                                                           Peakwood Drive, Garland, Texas 75044
Bryan A. Ward, Director                                    Senior Manager of Accenture, LLP, 3625 Rosedale, Dallas,
                                                           Texas 75205